Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of capital stock of CLS Holdings USA, Inc. (the “Company,” “we,” “us,” or “our”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), and Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K as to which this Exhibit 4.6 is also an exhibit. This description is qualified in its entirety by, and should be read in conjunction with, the Articles of Incorporation and Bylaws.

Authorized Share Capital

The authorized capital of the Company consists of 750,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) and 20,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”) issuable in series, which may contain the rights, privileges and restrictions as determined by our board of directors.

Common Stock

Holders of shares of Common Stock are entitled to receive notice of any meetings of stockholders of the Company and to attend and to cast one vote per share of Common Stock at all such meetings. Holders of Common Stock are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the board of directors of the Company at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or pari passu with the holders of Common Stock with respect to dividends or liquidation. The Common Stock is not convertible or redeemable and has no preemptive, subscription, redemption or conversion rights, nor does it have any sinking or purchase fund provisions. There are no conversions, redemption, sinking fund or similar provisions regarding the shares of Common Stock.

Election of Directors

Our Articles of Incorporation provide that the board of directors be divided into three classes with each class serving a staggered three-year term. Holders of Common Stock do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of our Common Stock entitled to vote in any election of directors may elect all directors standing for election.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements, and our financial condition. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in our business operations and accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future.

Preferred Stock

The Articles of Incorporation and Bylaws contain provisions that authorize the issuance of shares of “blank check” preferred stock, which means our board of directors has broad authority to create classes of preferred stock and to determine voting, dividend, conversion and other rights with respect to each such class of preferred stock. In most cases, preferred stock will have rights that are senior to those of our Common Stock in at least some respects. Our board of directors may create and issue shares of preferred stock for future financings or in connection with certain types of acquisitions. In addition, our board of directors may issue preferred stock where appropriate to discourage a takeover attempt. Our board of directors has the authority to issue common and preferred shares without stockholder approval. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock that may be issued in the future.